Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended March 31, 2008
(millions)

Operating Revenue	$15,402

Operating Expenses	9,776

Income from operations	5,626
Other income	50

Interest and related charges	1,135

Income before income tax expense	4,541

Income tax expense	1,630

Minority interest	1

Income from continuing operations before extraordinary item	2,910

Extraordinary item (net of income tax benefit of $101)	(158)

Income from discontinued operations (net of income tax expense of $116)	14

Net Income	$2,766

Earnings Per Common Share - Basic
Income from continuing operations before extraordinary item	$4.69
Extraordinary item	(0.25)
Loss from discontinued operations	0.02

Net income	$4.46

Earnings Per Common Share - Diluted
Income from continuing operations before extraordinary item	$4.66
Extraordinary item	(0.25)
Loss from discontinued operations	0.02

Net income	$4.43